UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

UROGEN PHARMA LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M96088105
(CUSIP Number)

Michael LaGatta
Partner and Chief Operating Officer
Monograph Capital Partners I, L.P.
4001 Kennett Pike Suite 302
Wilmington, Delaware 19807
(208) 720-9157
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. M96088105

1	NAMES OF REPORTING PERSONS
Monograph Capital Partners I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,572,327

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,572,327

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,572,327

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Based on (i) 23,453,672 shares of Ordinary Shares (as defined in Item 1 below) issued and outstanding as of May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 11, 2023 (the “Form 10-Q”) and (ii) giving effect to the 7,300,380 shares of Ordinary Shares issued by the Issuer (as defined in Item 1 below) in the Private Placement (as defined in Item 3 below) on July 28, 2023.

Page 2 of 10 Pages

SCHEDULE 13D

CUSIP No. M96088105

1	NAMES OF REPORTING PERSONS
Monograph Capital Partners I GenPar, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,572,327

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,572,327

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,572,327

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Based on (i) 23,453,672 shares of Ordinary Shares issued and outstanding as of May 8, 2023, as reported in the Form 10-Q and (ii) giving effect to the 7,300,380 shares of Ordinary Shares issued by the Issuer in the Private Placement on July 28, 2023.

Page 3 of 10 Pages

SCHEDULE 13D

CUSIP No. M96088105

1	NAMES OF REPORTING PERSONS
Monograph Capital Holdings Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,572,327

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,572,327

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,572,327

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based on (i) 23,453,672 shares of Ordinary Shares issued and outstanding as of May 8, 2023, as reported in the Form 10-Q and (ii) giving effect to the 7,300,380 shares of Ordinary Shares issued by the Issuer in the Private Placement on July 28, 2023.

Page 4 of 10 Pages

SCHEDULE 13D

CUSIP No. M96088105

1	NAMES OF REPORTING PERSONS
Fred Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
90,000 (1)

	8	SHARED VOTING POWER
1,572,327

	9	SOLE DISPOSITIVE POWER
90,000 (1)

	10	SHARED DISPOSITIVE POWER
1,572,327

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,662,327

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Consists of 15,000 Ordinary Shares and 75,000 Ordinary Shares issuable upon exercise of options received as compensation for service as a non-employee director of the Issuer.
(2) Based on (i) 23,453,672 shares of Ordinary Shares issued and outstanding as of May 8, 2023, as reported in the Form 10-Q and (ii) giving effect to the 7,300,380 shares of Ordinary Shares issued by the Issuer in the Private Placement on July 28, 2023.

Page 5 of 10 Pages

SCHEDULE 13D

CUSIP No. M96088105

1	NAMES OF REPORTING PERSONS
Charles Conn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,572,327

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,572,327

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,572,327

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on (i) 23,453,672 shares of Ordinary Shares issued and outstanding as of May 8, 2023, as reported in the Form 10-Q and (ii) giving effect to the 7,300,380 shares of Ordinary Shares issued by the Issuer in the Private Placement on July 28, 2023.

Page 6 of 10 Pages

SCHEDULE 13D

CUSIP No. M96088105

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of UroGen Pharma Ltd., a company organized under the laws of the State of Israel (the “Issuer”). The address of the principal executive offices of the Issuer is 400 Alexander Park Drive, Princeton, New Jersey 08540.

Item 2.	Identity and Background

(a)	This Statement is being filed jointly by:

(i)	Monograph Capital Partners I, L.P., a Delaware limited partnership (“Monograph I”);

(ii)	Monograph Capital Partners I GenPar, LP, a Delaware limited partnership and general partner of Monograph (“GenPar I”);

(iii)	Monograph Capital Holdings Advisors, LLC, a Delaware limited liability company and general partner of Monograph (“GovCo”);

(iv)	Fred Cohen, a United States citizen and managing member of GovCo; and

(v)	Charles Conn, a United States citizen and managing member of GovCo

(together, the “Reporting Persons”). The Reporting Persons have executed a Joint Filing Agreement, dated August 1, 2023, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

(b)	The address of the business office of each of the Reporting Persons is 4001 Kennett Pike Suite 302 Wilmington, Delaware 19807.

(c)
The principal business of (i) Monograph I is engaging in venture-type investments in life sciences companies, (ii) GenPar I is serving as general partner of Monograph I, (iii) GovCo is serving as general partner of GenPar I and other affiliated entities and (iv) Messrs. Cohen and Conn are serving as directors, managing members or the equivalent of GovCo and other affiliated entities.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

On July 26, 2023, Monograph I entered into a Securities Purchase Agreement with the Issuer and certain institutional and other accredited investors to acquire 1,572,327 Ordinary Shares at $9.54 per share (for a total of $15.0 million) in a private placement transaction (the “Private Placement”). The closing for $10.0 million of this amount occurred on July 28, 2023 and the closing for the remaining $5.0 million of Ordinary Shares being purchased by Monograph I is expected to occur on or before August 14, 2023. Monograph I’s payment of the aggregate purchase price was funded by capital contributions by Monograph I’s partners.

Page 7 of 10 Pages

Item 4.	Purpose of Transaction

The Reporting Persons intend to review the performance of their investment in the Issuer from time to time. Depending on various factors, including the business, prospects and financial position of the Issuer, the current and anticipated future price levels of the Ordinary Shares and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to them, the Reporting Persons will take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. The Reporting Persons may purchase additional equity in the Issuer or may, and hereby reserve the right to, dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions.

Mr. Cohen serves as a member of the board of directors of the Issuer. In such capacity, Mr. Cohen may have influence over the corporate activities of the Issuer, including activities that may relate to items described in Item 4 of this Schedule 13D.

Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

The responses to Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

(a) and (b) As of the date hereof, Monograph I owns directly (and therefore is deemed the beneficial owner of) 1,572,327 Ordinary Shares, which represents approximately 5.1% of the number of Ordinary Shares outstanding.

Each of GenPar I, GovCo, Mr, Cohen and Mr. Conn may be deemed to share voting and investment power over the shares of Ordinary Shares owned by Monograph I because (i) Messrs. Cohen and Conn are managing members of GovCo, (ii) GovCo is the general partner of GenPar I and (iii) GenPar I is the general partner of Monograph I.

Mr. Cohen owns directly and has sole voting and investment power over 15,000 Ordinary Shares and 75,000 Ordinary Shares issuable upon exercise of options received as compensation for service as a non-employee director of the Issuer.

(c) None of the Reporting Persons has effected any other transaction in shares of Ordinary Shares during the past sixty (60) days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits

Page 8 of 10 Pages

Exhibit	Description

1.	Joint Filing Agreement, dated August 1, 2023
2.	Power of Attorney for Fred Cohen, dated August 1, 2023
3.	Power of Attorney for Charles Conn, dated August 1, 2023

Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2023

Monograph Capital Partners I., L.P.
	By:	Monograph Capital Partners I GenPar, LP, its General Partner
	By:	Monograph Capital Holdings Advisors LLC, its General Partner

/s/ Michael LaGatta
Michael LaGatta
Partner and Authorized Signatory

Monograph Capital Partners I GenPar, LP
By:	Monograph Capital Holdings Advisors, LLC

/s/ Michael LaGatta
Michael LaGatta
Partner and Authorized Signatory

Monograph Capital Holdings Advisors, LLC

/s/ Michael LaGatta
Michael LaGatta
Partner and Authorized Signatory

Fred Cohen

/s/ Michael LaGatta
Michael LaGatta, Attorney-in-fact (1)

Charles Conn

/s/ Michael LaGatta
Michael LaGatta, Attorney-in-fact (2)

(1)	Michael LaGatta is signing on behalf of Fred Cohen pursuant to a power of attorney dated August 1, 2023.
(2)	Michael LaGatta is signing on behalf of Charles Conn pursuant to a power of attorney dated August 1, 2023.